

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Shuang Liu
Chief Executive Officer, President, and Director
Goldenwell Biotech, Inc.
2071 Midway Drive
Twinsburg, OH 44087

>**Re: Goldenwell Biotech, Inc.**
>**Form 10-K for the Fiscal Year ended December 31, 2021**
>**Filed April 1, 2022**
>**File No. 000-56275**

Dear Shuang Liu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation